Filed by Allen Telecom Inc.
Commission File No. 001-06016
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Allen Telecom Inc.
Commission File No. 333-104177

     This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.

     Allen Telecom Inc. posted the following document on its Intranet.

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Allen/Andrew Transaction Update

On 18 February 2003 we announced plans to merge with Andrew Corporation, another leader in the wireless telecommunications marketplace. This is an industry landmark transaction that serves to position the “new Andrew” as the preferred supplier of choice for a complete RF path solution, with the product breadth and innovation our customers have requested and need. Since the announcement, management teams from both companies have been working to create a true integration plan to be implemented once we are officially one company. Read further to find out what’s meant by true integration, what’s been happening, who’s doing what, and how you can get involved.

Please note that this merger is still subject to certain government approvals and shareholder votes for each company which are expected to occur between now and the end of June. After these steps are completed/approved, the merger will be legally implemented.

True Integration
Our customers are excited about the merging of Allen and Andrew – we are two leading companies with great people, great products and great, established customer relationships. The way for us to ensure that we are even better together than we are apart, is to take the best of each company and create a new one – a new Andrew – with the best combination of people, innovative ideas, processes, locations and operations that each company has to offer. True integration is just that identifying the best of the best — from Allen or Andrew, and using this to design the “new Andrew.”

Integration Planning
More than 20 integration teams, made up of both Allen and Andrew people, are already working to identify how to maximize employee, customer and shareholder value by making recommendations for best integrating the two companies in both line operations and functional areas (click on the Integration Team sidebar link to see the current team structure). Approximately 80 people, in equal measure from both companies, are currently active in this high-level planning phase. Many others are involved in sourcing information, and /or reviewing the decisions and other results of the integration teams’ work. Between now and the end of May, these integration teams will assess their specific areas and create their recommendations. They will evaluate cost savings and consolidation efforts already in place in both companies to see how the “new company” can build on that momentum. When the teams’ recommendations are defined, they will meet with Allen and Andrew senior management to discuss how their recommendations impact our current businesses and agree on how we will move forward as the “new Andrew.”

Implementation Plans
When the “new Andrew” is agreed upon, integration plans will be created and revealed to transition from two separate companies to one company, fully integrated to maximize value. The complete integration process is expected to last 12 to 18 months. During this period, some changes will happen very quickly, and others will take a significant amount of time. Additionally, there may be interim plans put in place until we can get to our desired end state.

While each team has its own specific questions and issues to address, all teams are taking stock of the best of both companies and identifying how to use them going forward. For each team there are many alternatives to consider and few easy answers. To help decision-making, the teams are using three key guiding principles:

Customers First. We must take actions that prove to our customers, agents, distributors and representatives that meeting their needs is our top priority.

Respect for People. We must treat each other with respect and integrity and be honest in our communications with each other and our employees.

Speed to Value. We must execute quickly to ensure the projected value and synergies we see in the combination are translated to real and measurable business results.

Integrating companies is a difficult process, during which mistakes will inevitably be made. If we follow these guiding principles while making decisions and recommendations, we better position ourselves to create a new Andrew that best serves our customers.

Integration Strategy
While the integration teams are assessing the detailed operations and functions, Allen and Andrew senior leaders are working to confirm the overall strategy and addressed markets of the “new Andrew.” These strategic decisions will drive the subsequent decisions made after each integration team’s recommendations.

Integration Communication
When two companies merge, there is naturally a huge amount of concern and uncertainty among the employees of both companies. We know that you have many questions, but at this stage in the integration process, there are not yet many answers. Our commitment is that when we know, you’ll know.

A key part of integration planning and subsequent execution is communication. A communication team has been formed – of both Allen and Andrew people – to ensure that integration communication happens both internally, to all employees, and externally to our shareholders and the market. Right now decisions and news about the integration is slow but more information will be available in the coming weeks. At this point, there are plans in place to evaluate some of the key decisions at the end of June and we’ll communicate those decisions very soon after the transaction closes.

How You Can Get Involved
If you have a suggestion or question, please contact your local HR Representative who will ensure that it is raised to the appropriate integration team as well as the communication team. As soon as we can answer, we will communicate to all employees. Your suggestions and questions are important to the decisions that are being made and the communication that is being shared. If you have something to suggest or ask, please don’t hesitate to do so.

Customer Focus During the Transition
During the time of the merger and integration process, it is critical that we remain focused on customers – the reason both companies are successful. Allen and Andrew have strong customer relationships and reputations that we need to continue to uphold. This is even more important when we are in transition because our customers, the market, and our competitors are watching us closely to see how we are doing.

For More Information
The only promise that we can make today is that there will be changes, and that we will tell you about them just as quickly as we can. There will inevitably be quiet periods during the transition, due to legal or regulatory issues, but we will do our best to ensure there are no surprises. Please use the feedback mechanism – your HR Representative to tell us what’s on your mind and what you think we can do to make the “new Andrew” the best company in the wireless telecommunications space. Thank you for your support and commitment.

Attached, are several documents providing more information about the merger – the initial Allen press release announcing our plans to join with Andrew, an employee Q&A, the Road Show presentation that was used to inform industry and financial analysts of our plans and a document that defines terms commonly used during mergers.

About Andrew Corporation
Andrew Corporation (http://www.andrew.com) is a global leader in the design, manufacture and supply of communications equipment, systems and services. Andrew products and services provide proven solutions for wireless, fixed-line, and satellite broadband service providers and broadcasters throughout the world.

Andrew has manufacturing locations in eight countries around the world (Brazil, Canada, China, Czech Republic, Mexico, Scotland, India, and the United States). R&D is carried out in the United States and China. The Andrew customer base includes worldwide OEM names in the telecommunications industry such as, Ericsson, Lucent, Motorola, Nokia, Nortel, and Siemens. Customers also include Operators such as AT&T Wireless, T-Mobile, Verizon and China Unicom.

Andrew distributes products in countless markets and applications worldwide and is the world’s leading provider of RF subsystem solutions, providing a comprehensive range of products for a typical wireless cell site, including: base station antennas, coaxial cables, terrestrial microwave antenna systems, power amplifier, filters and diplexers. From terrestrial microwave and base station antennas to transmission line products and power amplifiers, from tower top amplifiers to distributed communications products and government electronics, Andrew products are designed to meet exacting specifications and deliver the highest levels of performance. The company also specializes in designing and integrating products into complete turnkey communications systems for municipalities, utilities, and private businesses.

Dr. Victor J. Andrew founded Andrew on January 1, 1937. Today, Andrew is a global corporation with more than 4,000 employees in 28 countries. Andrew is an S&P 500 company listed on the Nasdaq National Market System under the symbol: ANDW.

Additional Information and where to find it
Andrew intends to file a registration statement on Form S-4 in connection with the transaction, and Andrew and Allen intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Andrew and Allen are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Andrew, Allen and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) as well as other documents filed by Andrew and Allen with the SEC at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.

Additional Information And Where To Find It
On June 10, 2003, Andrew filed a registration statement on Form S-4 with the SEC in connection with the transaction containing a definitive joint proxy statement/prospectus regarding the transaction. Investors and security holders of Andrew and Allen are urged to read the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003 and any other relevant materials filed by Andrew or Allen with the SEC because they contain important information about Andrew, Allen and the transaction. The definitive joint proxy statement/prospectus was sent to Andrew and Allen security holders of record as of May 27, 2003 on or about June 12, 2003 seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus as well as other documents filed by Andrew and Allen with the SEC at the SEC’s website at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the transaction. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew’s officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen’s officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003.